

Mail Stop 3561

February 1, 2018

Mr. Qingxi Meng
Chief Executive Officer
National Art Exchange, Inc.
200 Vesey St., 24th Floor, Unit 24196
New York, NY 10080

> **Re: National Art Exchange, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed January 12, 2018**
> **File No. 333-199967**

Dear Mr. Meng:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 9

1. Please amend your filing to provide management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products